UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X        Form 40-F
                   ---                -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  X
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)

     In Mexico                                       In the United States

       ASUR                                           Breakstone & Ruth
                                                         International

Lic. Adolfo Castro                                    Luca Biondolillo
+52 (55) 5284-0408              ASUR                    (646) 536-7012
acastro@asur.com.mx   -----------------------  Lbiondolillo@breakstoneruth.com
                      AEROPUERTOS DEL SURESTE




                      ASUR 1Q03 NET INCOME UP YOY BY 62.55%

1Q03 Highlights(1):

o    EBITDA increased by 16.49% to Ps.233.9 million.

o    Total passenger traffic up by 8.22%.

o Total revenues up by 11.81%, mainly due to a 39.24% year-over-year improvement in commercial revenues.

o Commercial revenues per passenger increased by 29.48%, to Ps.17.02 per passenger.

o    Operating profit improved by 26.21%.

o    EBITDA margin of 64.15%, compared with 61.57% for 1Q02.

Mexico City, April 23, 2003 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three-month period ended March 31, 2003.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of March 31, 2003, and represent comparisons between the three-month period ended March 31, 2003, and the equivalent three-month period ended March 31,2002. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1= Ps.10.7889.


--------
1 Unless otherwise stated, all comparisons are between the three-month period ended March 31, 2003, and the equivalent three-month period ended March 31, 2002.

Passenger Traffic
--------------------------------------------------------------------------------

For the first quarter, year-over-year total passenger traffic increased by 8.22%; domestic passenger traffic increased by 5.04%; and international passenger traffic increased by 9.96%. These figures continued to reflect the improving trend in passenger traffic, particularly to and from the U.S., as shown in the rise in international passenger traffic.

Total passenger traffic for the first quarter increased year-over-year at all ASUR airports except Huatulco, where total passenger traffic declined year-over-year by 11.77%.

Domestic passenger traffic for the quarter increased year-over-year at all airports except Cozumel and Huatulco, where domestic passenger traffic declined year-over-year by 19.48% and 18.29%, respectively.

International passenger traffic for the quarter increased year-over- year at all airports except Merida and Tapachula, where international passenger traffic declined year-over-year by 20.51% and 49.36%, respectively.

At Cozumel airport, international passenger traffic for the quarter rose year-over-year by 10.64%, reversing the negative trend of previous quarters, mainly due to the airline Ryan International increasing the frequency of its flights to this airport to four per week, from one.

At Huatulco airport, total passenger traffic for the three-month period declined year-over-year by 11.77%.

Table I: Domestic Passengers (in thousands)

           Airport                        1Q02             1Q03        % change
--------------------------------------------------------------------------------
Cancun                                    386.8           408.3           5.56
Cozumel                                    23.6            19.0         (19.48)
Huatulco                                   60.4            49.4         (18.29)
Merida                                    177.9           182.3           2.46
Minatitlan                                 28.5            30.8           7.80
Oaxaca                                     99.0           106.7           7.82
Tapachula                                  43.0            46.0           6.78
Veracruz                                   94.4           110.5          17.07
Villahermosa                              110.6           123.0          11.20
         TOTAL                          1,024.3         1,075.9           5.04


Table II: International Passengers (in thousands)

           Airport                        1Q02             1Q03        % change
--------------------------------------------------------------------------------
Cancun                                  1,694.4         1,869.3          10.33
Cozumel                                   104.1           115.2          10.64
Huatulco                                   17.7            19.6          10.48
Merida                                     26.4            21.0         (20.51)
Minatitlan                                  0.5             0.6          34.83
Oaxaca                                      6.8             7.9          16.49
Tapachula                                   1.0             0.5         (49.36)
Veracruz                                   12.6            13.1           4.25
Villahermosa                                3.4             5.6          64.77
         TOTAL                          1,866.8         2,052.8           9.96


Table III: Total Passengers (in thousands)

           Airport                        1Q02             1Q03        % change
--------------------------------------------------------------------------------
Cancun                                  2,081.2         2,277.6           9.44
Cozumel                                   127.6           134.1           5.08
Huatulco                                   78.1            69.0         (11.77)
Merida                                    204.2           203.2          (0.50)
Minatitlan                                 29.0            31.4           8.24
Oaxaca                                    105.8           114.6           8.37
Tapachula                                  44.0            46.5           5.49
Veracruz                                  107.0           123.7          15.56
Villahermosa                              114.0           128.6          12.81
         TOTAL                          2,891.0         3,128.6           8.22

Note to tables I, II and III: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q03
--------------------------------------------------------------------------------

Total revenues for 1Q03 reached Ps.364.7 million, representing a year-over-year increase of 11.81%. This was mainly due to:

o A year-over-year increase of 8.58% in revenues from aeronautical services, principally due to the 9.96% increase in international passenger traffic for the quarter.

o A year-over-year increase of 26.33% in revenues from non-aeronautical services, mainly due to the 39.24% increase in commercial revenues for the quarter.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues for the quarter increased year-over-year by 39.24%, mainly due to:

o A 10.44% year-over-year increase in duty-free revenues, principally as a result of efforts made to improve the mix of products offered to better reflect passengers' demand.

o A year-over-year increase of 58.99% in food and beverage revenues, as spending per passenger at the airports of Cancun, Merida and Cozumel increased in line with the improvement in the Company's understanding of passengers' demand, and new establishments were opened at the airports of Veracruz, Oaxaca and Huatulco.

o A 49.96% year-over-year increase in retail revenues, reflecting the opening of new convenience stores at the airports of Huatulco, Tapachula, Villahermosa and Veracruz as well as the increase in the number of products available for purchase by travelers.

o A 321.31% year-over-year increase in advertising revenues, reflecting the additional space dedicated to advertising during 2002.

Total operating costs and expenses for the quarter increased year-over-year by 3.87%, mainly as a result of the following:

o    An 8.95% year-over-year increase in administrative expenses.

o A 16.44% year-over-year increase in the cost of technical assistance, mainly as a result of the increase in EBITDA for the quarter (a basis for the calculation of the fee).

o An increase in concession fees for the quarter due to the year-over-year improvement in revenues for the quarter.

o A 3.24% year-over-year increase in depreciation and amortization for the quarter, mainly due to the capitalization of investments made to modernize all airports.

Operating margin for the quarter was 40.08%, representing an improvement from operating margin of 35.50% for the same quarter last year. This was mainly due to the year-over-year increase in revenues as well as good control over costs and expenses, which increased only marginally.

Mexican companies are required to pay the higher of either income tax or asset tax (defined as a rate of 1.8% of the average fiscal value of practically all the Company's assets [including, in ASUR's case, the concessions], less the average fiscal value of certain liabilities [essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries]). The asset tax payments for the first quarter amounted to Ps. 41.1 million. Of these payments, the sum recorded in the results for the quarter was Ps.16.5 million. The difference was recorded as an asset, since the Company expects to recover Ps.24.6 million in income tax payments for the quarter.

Net income for the first quarter increased year-over-year by 62.55%. Earnings per common share for the quarter were Ps.0.2925, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.2711, compared with earnings per common share of Ps.0.1800, or EPADS of US$0.1668 for the same quarter of last year.

Table IV: Summary of Consolidated Results for 1Q03

                                          1Q02             1Q03        % change
--------------------------------------------------------------------------------
Total Revenues                           326,189        364,697           11.81
Aeronautical Services                    266,916        289,819            8.58
Non/Aeronautical Services                 59,273         74,878           26.33
Commercial Revenues                       39,278         54,690           39.24
Operating Profit                         115,803        146,160           26.21
Operating Margin %                        35.50%         40.08%           12.89
EBITDA                                   200,829        233,940           16.49
EBITDA MARGIN%                            61.57%         64.15%           4.19
Net Income                                53,990         87,758           62.55
Earnings per Share*                       0.1800         0.2925           62.55
Earnings per ADS in US$                   0.1668         0.2711           62.55

Note: Figures are shown in thousands of constant Mexican pesos as of March 31, 2003. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 10.7889.

Table V: Commercial Revenues for 1Q03

                                          1Q02             1Q03        % change
--------------------------------------------------------------------------------
Total Passengers                                 -              -             -
Commercial Revenues                     Ps. 39,278     Ps. 54,690         39.24
Passengers ('000)                            2,988          3,214          7.54
Commercial Revenues per Passenger        Ps. 13.14      Ps. 17.02         29.48


Note: For purposes of this table, 97.2 thousand and 84.9 thousand transit and general aviation passengers are included for 1Q02 and 1Q03, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of March 31, 2003.

Table VI: Operating Costs and Expenses for 1Q03

                                          1Q02             1Q03        % change
--------------------------------------------------------------------------------
Cost of Services                              76,909       76,711         (0.26)
Administrative                                21,543       23,470          8.95
Technical Assistance                          10,600       12,342         16.44
Concession Rights                             16,307       18,233         11.81
Depreciation and Amortization                 85,026       87,780          3.24
                  TOTAL                      210,385      218,536          3.87

Note: Figures are shown in thousands of constant Mexican pesos as of March 31, 2003.

Tariff Regulation
--------------------------------------------------------------------------------

The Mexican Ministry of Communications and Transport regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for fiscal year 2003 were Ps.303.3 million, resulting in an implicit year-to-date average tariff per traffic unit of Ps.93.64.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet
--------------------------------------------------------------------------------

On March 31, 2003, Rights to Use Airport Facilities and Airport Concessions represented 84.45% of the Company's total assets, with current assets representing 7.64% and other assets 7.91%.

On March 31, 2003, cash and marketable securities were Ps.622.7 million. On the same date, shareholders' equity represented 95.22% and total liabilities represented 4.78% of ASUR's total assets. Total deferred liabilities represented 75.89% of the Company's total liabilities.

CAPEX
--------------------------------------------------------------------------------
During the first quarter of 2003, ASUR made investments of Ps.43.7 million as part of the Company's ongoing plan to modernize the airports of the Group.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward- looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

                                TABLES TO FOLLOW

Operating Results per Airport

                                         1Q02         1Q03           % change
-------------------------------------------------------------------------------
Cancun
Aeronautical Revenues                  198,394       218,569           10.17
Non-aeronautical Revenues               42,742        53,453           25.06
Operating Profit                       115,854       140,061           20.89
EBITDA                                 168,682       194,938           15.57

Cozumel
Aeronautical Revenues                   10,898        11,444            4.99
Non-aeronautical Revenues                3,076         3,794           23.34
Operating Profit                         2,078         1,786         (14.06)
EBITDA                                   6,409         6,121          (4.49)

Merida
Aeronautical Revenues                   17,524        16,956          (3.24)
Non-aeronautical Revenues                4,447         6,326           16.14
Operating Profit                         1,971         2,950           49.73
EBITDA                                   8,763        10,214           16.56

Others
Aeronautical Revenues                   40,100        42,852            6.86
Non-aeronautical Revenues                8,008        11,304           41.17
Operating Profit                       (4,099)         1,363        (133.26)
EBITDA                                  16,976        22,667           33.53

TOTAL
Aeronautical Revenues                  266,916       289,819            8.58
Non-aeronautical Revenues               59,273        74,878           26.33
Operating Profit                       115,803       146,160           26.21
EBITDA                                 200,829       233,940           16.49

Note:      All figures are in thousands of constant Mexican pesos as of March
           31, 2003.


        ASUR                                     GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
-----------------------                     CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2003 AND 2002
AEROPUERTOS DEL SURESTE                  Thousands of Mexican pesos in purchasing power as of March 2003


                                                  March 2002     March 2003     VARIATION         %
------------------------------------------------------------------------------------------------------
             ASSETS
Current Assets
   Cash and cash equivalents                       1,007,466        622,693      (384,773)     (38.2)
   Trade receivables, net                            178,865        212,594        33,729       18.9
   Recoverable taxes and other current assets         66,515         44,677       (21,838)     (32.8)
                                                ------------   ------------   ------------  ----------
Total Current Assets                               1,252,846        879,964      (372,882)     (29.8)

Fixed Assets
   Machinery, furniture and equipment, net            72,153         69,397        (2,756)      (3.8)
   Rights to use airport facilities, net           2,183,227      2,102,758       (80,470)      (3.7)
   Improvements to use airport facilities, net       364,420        599,754       235,334       64.6
   Constructions in process                          210,064        159,862       (50,202)     (23.9)
   Others                                             50,118         60,810        10,692       21.3
                                                ------------   ------------   ------------  ----------
Total Fixed Assets                                 2,879,982      2,992,581       112,599        3.9

Deferred Assets
   Airports concessions, net                       7,838,978      7,625,280      (213,698)      (2.7)
   Deferred income taxes                                   -              -             -        0.0
   Other                                              13,448         20,939         7,490       55.7
                                                ------------   ------------   ------------  ----------
Total Deferred Assets                              7,852,426      7,646,219      (206,207)      (2.6)

   TOTAL ASSETS                                   11,985,254     11,518,763      (466,491)      (3.9)
                                                ============   ============   ============  ==========

       LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
   Trade accounts payable                                588          2,360         1,772      301.2
   Notes payable                                        (166)             -           166     (100.0)
   Accrued expenses and others payables               93,338        108,292        14,954       16.0
                                                ------------   ------------   ------------  ----------
Total Current Liabilities                             93,760        110,652        16,892       18.0

Long term liabilities
   Other                                               2,294         21,493        19,199      836.8
   Deferred income taxes                             402,950        380,087       (22,863)      (5.7)
   Deferred employees profit sharing                  37,929         37,496          (433)      (1.1)
   Labor Obligations                                     650            646            (4)      (0.6)
Total long term liabilities                          443,824        439,722        (4,102)      (0.9)
                                                ------------   ------------   ------------  ----------
   TOTAL LIABILITIES                                 537,583        550,374        12,790        2.4

STOCKHOLDER'S EQUITY
   Capital stock                                  10,595,897     10,595,896            (0)      (0.0)
   Legal Reserve                                      25,580         39,074        13,494       52.8
   Share repurchase reserve                           45,975              -       (45,975)    (100.0)
   Net Income for the period                          53,990         87,758        33,769       62.5
   Retained earnings                                 726,230        245,661      (480,568)     (66.2)
                                                ------------   ------------   ------------  ----------
   TOTAL STOCKHOLDER'S EQUITY                     11,447,671     10,968,390      (479,281)      (4.2)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY        11,985,254     11,518,763      (466,491)      (3.9)
                                                ============   ============   ============  ==========


          ASUR                              GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
-----------------------        CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1 TO MARCH 31, 2003 AND 2002
AEROPUERTOS DEL SURESTE            Thousands of Mexican pesos in purchasing power as of March 2003





                ITEM                           ACCUMULATIVE   ACCUMULATIVE     VARIATION   QUARTER       QUARTER         VARIATION
                                                  2002           2003              %        2002           2003              %
----------------------------------------------------------------------------------------------------------------------------------
Revenues
   Aeronautical Services                         266,916        289,819           8.58     266,916        289,819           8.58
   Non-Aeronautical Services                      59,273         74,878          26.33      59,273         74,878          26.33
                                              ----------    ------------      ---------   ---------     ----------       --------
Total Revenues                                   326,189        364,697          11.81     326,189        364,697          11.81

Operating Expenses
   Cost of services                               76,909         76,711          (0.26)     76,909         76,711          (0.26)
   General and administrative
    expenses                                      21,543         23,470           8.95      21,543         23,470           8.95
   Technical Assistance                           10,600         12,342          16.44      10,600         12,342          16.44
   Concession fee                                 16,307         18,233          11.81      16,307         18,233          11.81
   Depreciation and Amortization                  85,026         87,780           3.24      85,026         87,780           3.24
                                              -----------   ------------      ---------   ---------     ----------       --------
Total Operating Expenses                         210,385        218,536           3.87     210,385        218,536           3.87

Operating Income                                 115,803        146,160          26.21     115,803        146,160          26.21

Comprehensive Financing cost                      (2,205)         6,770        (407.10)     (2,205)         6,770        (407.10)
                                              -----------   -----------       ---------   ---------     ----------       --------
Extraordinary expenses
   Rescue Clause                                       -              -             -            -              -             -
   Loss due to act of God                              -              -             -            -              -             -

Income Before Income Taxes                       113,599        152,931          34.62     113,599        152,931          34.62

   Provision for Income Taxes                     16,632         16,472          (0.96)     16,632         16,472          (0.96)
   Deferred income taxes                          42,977         48,700          13.32      42,977         48,700          13.32
   Deferred employees profit sharing                   -              -           -              -              -           -
                                              -----------   -----------       ---------   ---------     ----------       --------
   Net Income for the Year                        53,990         87,758          62.55      53,990         87,758          62.55
                                              ===========   ===========       =========   =========     ==========       ========
Earning per share                                 0.1800         0.2925          62.55      0.1800         0.2925          62.55
Earning per ADS USD                               0.1668         0.2711          62.55      0.1668         0.2711          62.55
Exchange rate per dollar 10.7889



          ASUR                                         GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
-----------------------            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1 TO MARCH 31, 2003
AEROPUERTOS DEL SURESTE                        Thousands of Mexican pesos in purchasing power as of March 2003




                                                          ACCUMULATIVE  ACCUMULATIVE   VARIATION     1Q         1Q       VARIATION
                          ITEM                                2002         2003            %        2002       2003          %
----------------------------------------------------------------------------------------------------------------------------------
Net Income for the Year                                      53,990        87,758         62.5     53,990      87,759        62.5

   Depreciation and Amortization                             85,026        87,780          3.2     85,026      87,780         3.2
                                                        -----------     ---------     --------  ----------  ---------      -------
Resources provided by operations                            139,016       175,538         26.3    139,016     175,538        26.3
                                                        -----------     ---------     --------  ----------  ---------      -------
Changes in operating assets and liabilities:

Decrease (increase) in:
   Trade receivables                                        (40,750)      (44,692)         9.7    (40,750)    (44,692)        9.7
   Recoverable taxes and other current assets               (14,527)        2,635       (118.1)   (14,527)      2,635      (118.1)
   Other deferred assets                                       (430)       (1,934)       349.9       (430)     (1,934)      349.9

Increase (decrease) in:
   Trade accounts payable                                      (779)         (153)       (80.3)      (779)       (153)      (80.3)
   Accrued expenses and others payables                      10,943         8,026        (26.7)    10,943       8,026       (26.7)
   Long term liabilities                                     42,509        25,124        (40.9)    42,509      25,124       (40.9)
                                                        -----------     ---------     --------  ----------  ---------      -------
Resources provided by (used for) working capital             (3,035)      (10,996)       262.3     (3,035)    (10,996)      262.3


Resources provided by (used for) operating activities       135,981       164,543         21.0    135,981     164,543        21.0


Resources provided by (used for) financing activities:            0            (0)         0.0          0           0         0.0
   Notes payable                                                  -             -          0.0          0           -         0.0
   Others                                                         -            (0)         0.0          0           -         0.0


Resources provided by (used for) investing activities:      (66,819)      (43,721)       (34.6)   (66,819)    (43,722)      (34.6)
                                                        -----------     ---------     --------  ----------  ---------      -------
   Investments in machinery, furniture and equipment, net       (69)      (10,007)    14,358.6        (69)    (10,008)   14,360.0
   Investments in rights to use airport facilities                -          (147)         0.0          0        (147)        0.0
   Investments in constructions in process                  (70,497)      (35,509)       (49.6)   (70,497)    (35,509)      (49.6)
   Investments in others                                      3,747         1,942        (48.2)     3,747       1,942       (48.2)

         Increase (Decrease) in cash and cash equivalents    69,162       120,822         74.7     69,162     120,821        74.7

Cash and cash equivalents at beginning of the financial
  period                                                    938,304       501,872        (46.5)   938,304     501,872       (46.5)

Cash and cash equivalents at the end of the financial
   period                                                 1,007,466       622,693        (38.2) 1,007,466     622,693       (38.2)
                                                        ===========     =========     ========  ==========  =========      =======


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.

                                   By:  /s/ ADOLFO CASTRO RIVAS
                                        -----------------------
                                            Adolfo Castro Rivas
                                            Director of Finance

Date: April 25, 2003